Exhibit 99.167

DeFi Technologies’ Subsidiary Valour Inc. Reaches Record C$883 Million (US$633 Million) in AUM post US Election (and record BTC prices), Up Over 73% This Fiscal Year, with Net Sales of ETP Products Exceeding C$120 Million (US$86 Million) Over the Past 12 Months

●	Valour. Reaches Record AUM Growth: Valour., a subsidiary of DeFi Technologies, has reached a record AUM of C$883 million (US$633 million), marking a 73% increase this fiscal year. This growth is fueled by strong investor demand, with net sales exceeding C$120 million (US$86 million) over the past 12 months, and an increase in overall digital asset prices.

●	Product Expansion and Market Reach: Valour is expanding its product lineup, currently offering 28 ETPs and aiming to reach 40 by year-end, with plans to grow to 100 ETPs by the end of 2025. Valour is also actively pursuing regulatory approval to enter markets in North Africa, the Middle East, and additional emerging regions to meet global demand for regulated digital asset products.

●	Q3 2024 Financial Results: DeFi Technologies will release Q3 2024 financial results on Thursday, November 14, 2024 after market close, and hold a shareholder call on Monday, November 18, 2024. The time and further details will follow.

Toronto, Canada, November 7, 2024 - DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (CBOE CA: DEFI) (GR: RB9) (OTC: DEFTF), a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralised finance (“DeFi”), is pleased to announce that its subsidiary, Valour Inc., and Valour Digital Securities Limited (together, “Valour”), a leading issuer of exchange traded products (“ETPs”) has achieved a record high in assets under management (“AUM”), reaching C$883 million (US$633 million) as of November 5, 2024. This represents a 73% increase this fiscal year.

Valour’s AUM expansion is driven by high demand for its regulated ETP solutions, with net sales exceeding C$120 million (US$86 million) over the past 12 months and benefiting from digital asset price appreciation. This impressive growth reflects rising investor interest and confidence in digital assets, as Valour’s ETP solutions provide regulated exposure to the digital asset market.

Aligned with this growth, Valour has expanded its product lineup to 28 ETPs and aims to reach 40 by year-end, with plans to launch 100 ETPs by the end of 2025. Valour is also actively pursuing regulatory approval to expand its offerings into North Africa, the Middle East, and other emerging markets to meet the growing demand for regulated digital asset products.

Olivier Roussy Newton, CEO of DeFi Technologies, commented, “Reaching this AUM milestone is a testament to the increasing confidence in our innovative investment solutions and the broader digital asset market. We are still in the early stages of our growth journey, and with the momentum we’re seeing in market demand, we anticipate even stronger tailwinds propelling us forward. Our focus remains on expanding access to regulated digital asset products, and we’re excited to build on this foundation in the months and years ahead.”

DeFi Alpha Strategy

The Company is currently assessing multiple arbitrage opportunities, having generated C$113.8 million (US$83.4 million) in Q2 and C$19.3 million (US$14.1 million) in Q3 with zero losses to date. This strategy has strengthened the Company’s financial position, enabling debt repayment and supporting the deployment of a digital asset treasury strategy.

DeFi Technologies remains financially robust, with cash and USDT holdings of approximately C$12.9 million (US$9.3 million) as of October 31, 2024, primarily due to a recent debt repayment of C$5.5 million (US$4 million), which allowed Valour to eliminate its outstanding debt. The Company has also expanded its digital asset treasury, now holding a diversified portfolio valued at approximately C$43.6 million (US$31.4 million) as of October 31, 2024. This portfolio includes 208.8 BTC, 121 ETH, 496,683 ADA, 111,616 DOT, 13,175 SOL, 490.5 UNI, 433,322 AVAX, and 2,935,203 CORE tokens.

DeFi Technologies and Valour continue to lead the evolving digital asset market, advancing the mainstream adoption of digital assets through regulated, secure, and accessible investment products.

Q3 2024 Financial Results

The Company also announces that it will release its Q3 2024 financial results on Thursday, November 14, 2024, after market close, and hold a shareholder call on Monday, November 18, 2024. The time and further details will follow.

About DeFi Technologies

DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF) is a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralized finance (DeFi). With a dedicated focus on industry-leading Web3 technologies, DeFi Technologies aims to provide widespread investor access to the future of finance. Backed by an esteemed team of experts with extensive experience in financial markets and digital assets, we are committed to revolutionising the way individuals and institutions interact with the evolving financial ecosystem. Follow DeFi Technologies on Linkedin and Twitter, and for more details, visit https://defi.tech/

About Valour

Valour Inc. and Valour Digital Securities Limited (together, “Valour”) issues exchange traded products (“ETPs”) that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF).

In addition to their novel physical backed digital asset platform, which includes 1Valour Bitcoin Physical Carbon Neutral ETP, 1Valour Ethereum Physical Staking, and 1Valour Internet Computer Physical Staking, Valour offers fully hedged digital asset ETPs with low to zero management fees, with product listings across European exchanges, banks and broker platforms. Valour’s existing product range includes Valour Uniswap (UNI), Sui (SUI), Bittensor (TAO), Cardano (ADA), Polkadot (DOT), Solana (SOL), Avalanche (AVAX), Cosmos (ATOM), Binance (BNB), Ripple (XRP), Toncoin (TON), Internet Computer (ICP), Chainlink (LINK) Enjin (ENJ), Valour Bitcoin Staking (BTC), Bitcoin Carbon Neutral (BTCN), Valour Digital Asset Basket 10 (VDAB10) and 1Valour STOXX Bitcoin Suisse Digital Asset Blue Chip ETPs with low management fees. Valour’s flagship products are Bitcoin Zero and Ethereum Zero, the first fully hedged, passive investment products with Bitcoin (BTC) and Ethereum (ETH) as underlyings which are completely fee free. For more information about Valour, to subscribe, or to receive updates, visit valour.com.

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the growth of AUM; development and listing of ETPs; identification and execution of DeFi Alpha trading opportunitites; digital asset treasury strategy of the Company; investor interest and confidence in digital assets; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of decentralised finance and digital asset sector; rules and regulations with respect to decentralised finance and digital assets; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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For further information, please contact:

Olivier Roussy Newton
Chief Executive Officer
ir@defi.tech
(323) 537-7681

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